New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 701 5428 fax manuel.garciadiaz@davispolk.com

January 7, 2011

BY EDGAR

Re:	Gafisa S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
File No. 1-33356

Ms. Lisa H. Etheredge
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Fax: (703) 813-6968

Dear Ms. Etheredge:

This correspondence makes reference to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated November 23, 2010 (the “Comment Letter”) regarding the above-mentioned filing of Form 20-F of Gafisa S.A. (the “Company”).

The Company hereby requests a further extension of the time in which to respond to the Comment Letter due to the change in its external auditors in late 2010 following the acquisition of Terco Grant Thornton Auditores Independentes S.S. by Ernst & Young Auditores Independentes S.S.  The Company will promptly respond to the Comment Letter as soon as its new external auditors complete their review.

If you have any questions or wish to discuss any matters relating the foregoing, please contact me at 212-450-6095 or Mr. Calciolari of the Company at +5511-3025-9191.

Very truly yours,

/s/ Manuel Garciadiaz